FILE No.
82-4990

モリソン・フォースター外国法事務弁護士事務所*
伊藤見富法律事務所
(特定共同事業事務所)

MORRISON & FOERSTER LLP
ITO & MITO

(REGISTERED ASSOCIATED (


02002789

January 25, 200

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

East Japan Railway Company - 12g3-2(b) Exemption **(FILE NO. 82-4990)**

Ladies and Gentlemen:

In connection with the exemption of East Japan Railway Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. A summary English translation of the Semi-Annual Business Report for the six months ended September 30, 2001

2. Semi-Annual Report for the six months ended September 30, 2001

If you have any questions or requests for additional information, please do not hesitate to contact Fuyuo Mitomi of ITO & MITOMI, Japanese counsel to the Company, with offices at AIG Building, 11th Floor, 1-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005 Japan (telephone +813-3214-6522, facsimile +813-3214-6512). For your information, the division of the Company in charge of this matter is the Stockholder Relations Group, Administration Department (telephone +813-5334-1354, facsimile +813-5334-1358).

Very truly yours,

Ito & Mitomi

Enclosure

dle 1/31

AIG BLDG. 11F, 1-3, MARUNOUCHI 1-CHOME, CHIYODA-KU, TOKYO 100-0005, JAPAN
〒100-0005 東京都千代田区丸の内一丁目1番3号 AIGビル11階
TELEPHONE 81-3-3214-6522 FACSIMILE 81-3-3214-6512
*PRIMARY QUALIFICATION: NEW YORK, CALIFORNIA, ILLINOIS, ENGLAND

|tk-76262 v6|

(Summary English Translation)

Semi-Annual Business Report for the 15th Fiscal Period

(April 1, 2001 through September 30, 2001)

East Japan Railway Company

To Our Shareholders

Compliments of Mutsutake Otsuka, the President and CEO of the Company, are mentioned.

Outline of Operations

Results for the six-month period ended September 30, 2001 are outlined.

Railway Operations

Outline of the Company's railway operations as well as the semi-annual results of this segment are mentioned.

Graphs of operating revenue/operating income and passenger kilometers are included.

Related Operations

Outline of the Company's related business as well as the semi-annual results of this segment are mentioned.

Semi-Annual Balance Sheets

The semi-annual balance sheets of the Company are included.

Semi-Annual Statements of Income

The semi-annual statements of income of the Company are included.

Outline of the Company (as of September 30, 2001)

Railway Operations
- Operating kilometers: 7,538.1km
- (Shinkansen: 956.3km, Ordinary railway: 6,581.8km)
- Total number of stations: 1,710
- Total number of rolling stocks: 13,346
- Other operations: Advertising, sales, leasing, travel agents, etc.

Related Operations

Principal operations: Real estate leasing, real estate sale or purchase, credit card operations, etc.

Total Number of Employees: 74,158 (199 more than the previous fiscal year)

A map of the Company's railway network is included.

Information Concerning Shares

Total number of shares authorized to be issued: 16,000,000 shares
Total number of outstanding shares: 4,000,000 shares
Total number of shareholders as of the end of the fiscal year: 300,841 persons

Names of principal shareholders, etc. are mentioned.

Graphs presenting shareholders by category and the number of shares per shareholder are represented are included.

Directors and Corporate Auditors

Names of 32 directors (including 4 representative directors) and 3 corporate auditors are mentioned.

Outline of Consolidated Operations

Results (on a consolidated basis) for the six-month period ended September 30, 2001 are outlined.

Semi-Annual Consolidated Financial Statements (Summary)

The summarized semi-annual consolidated balance sheets, statements of income, statements of surplus and statements of cash flow, and the segment information are included.

Semi-Annual Report

For the six months ended September 30, 2001

EAST JAPAN RAILWAY COMPANY


JR-EAST

EAST JAPAN RAILWAY COMPANY AND SUBSIDIARIES
Six months ended September 30

	Millions of Yen (except for per share data)		Percent Change	Millions of U.S. Dollars (except for per share data)
	2000	**2001**	**2001/2000**	**2001**
For the period:				
Operating revenues	¥1,260,174	¥1,261,555	+0.1%	$10,601
Operating income	174,471	178,519	+2.3	1,500
Net income	37,673	29,412	–21.9	247
Net income per share of common stock (yen)	9,418	7,353	–21.9	62
At the end of the period:				
Total assets	7,201,546	7,088,278	–1.6	59,565
Total shareholders' equity	902,067	925,949	+2.6	7,781
Ratios:				
Net income as a percentage of operating revenues (%)	3.0	2.3		
Equity ratio (%)	12.5	13.1		

Notes: 1. Yen figures have been translated to U.S. dollars at the rate of ¥119 to U.S.$1 as of September 30, 2001, solely for convenience of readers.
2. There were 95 consolidated subsidiaries in the interim period ended September 30, 2000 and 98 in the interim period ended September 30, 2001.

Operating Revenues
(Billions of Yen)


1,260.2
1,261.6
2000
2001

Operating Income
(Billions of Yen)


174.5
178.5
2000
2001

Net Income
(Billions of Yen)


37.7
29.4
2000
2001

Contents

* Due to Securities and Exchange Law of Japan and related regulations, consolidated semi-annual financial statements have been required to be disclosed beginning with the interim period ended September 30, 2000.

Forward Looking Statements
Statements contained in this report with respect to JR East Group's plans, strategies and beliefs that are not historical facts are forward looking statements about the future performance of JR East Group which are based on management's assumptions and beliefs in light of the information currently available to it. These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause JR East Group's actual results, performance or achievements to differ materially from the expectations expressed herein. These factors include, without limitation, (i) JR East Group's ability to successfully maintain or increase current passenger levels on its railway services, (ii) JR East Group's ability to improve the profitability of its railway and other operations, (iii) JR East Group's ability to expand its non-railway operations and (iv) general changes in economic conditions and laws, regulations and government policies in Japan.

Overview of Operating Results

During the interim period ended September 30, 2001, the Japanese economy has reentered a recession with falling of corporate capital investment due to the effect of a worldwide IT slowdown, etc., coupled with sluggishness of personal consumption under the severe employment situation. To overcome such a severe situation, the JR East Group all made efforts to establish a sound and stable management base by improving the efficiency of business operations by carrying out a scrupulous review of the overall expenses, coupled with reinforced endeavor to expand revenues.

As a result, operating revenues for the interim period ended September 30, 2001, increased 0.1% to ¥1,261.6 billion ($10,601 million) and operating income rose 2.3% to ¥178.5 billion ($1,500 million). Although the interest payment declined as a result of a further reduction in interest bearing debt by introducing a cash management system which controls the combined total group funds, net income decreased 21.9% to ¥29.4 billion ($247 million), as a result of revaluation loss in the part of holding securities.

Net cash provided by operating activities increased by ¥16.7 billion ($140 million) to ¥237.2 billion ($1,993 million) due to a decline of ¥9.1 billion ($76 million) in interest paid as well as a fall of ¥8.7 billion ($73 million) in the amounts paid of income taxes, etc.

Net cash used in investing activities decreased by ¥14.6 billion ($123 million) to ¥127.6 billion ($1,072 million) because of an increase in capital expenditures for safety and reliable transportation measures, improvement in transportation capacity and construction of shopping centers at stations, etc.

Net cash used in financing activities increased by ¥61.8 billion ($519 million) to ¥163.8 billion ($1,377 million) due to dividend payment and a reduction of ¥128.0 billion ($1,076 million) in total long-term debt.

As a result, cash and cash equivalents at the end of the interim period decreased by ¥54.0 billion ($453 million) from the beginning of the period to ¥229.9 billion ($1,932 million).

Total long-term debt as of September 30, 2001 amounted to ¥4,573.5 billion ($38,433 million).

JR East used to classify businesses of JR East and its consolidated subsidiaries in four business segments, i.e., Transportation, Merchandise sales, Real estate leasing and Other services in order to disclose actual operational diversification concretely and appropriately in accordance with the Japanese standard industrial classification. However, from this interim period, the segmentation was changed to the new four segments, i.e., Transportation, Station space utilization, Shopping centers & office buildings and Other services, at the occasion of a review of the operational management units based on the medium-term business plan. (Detailed segment information is described in Note 7 of "Notes to Consolidated Semi-Annual Financial Statements" on page 11. In the following explanation, operating revenues include inside group operating revenues. The related segment information for the interim period ended September 30, 2000 has been reclassified to conform with the new business segmentation for the convenience of comparison.)

In Transportation, segment revenues decreased 0.4% to ¥923.7 billion ($7,763 million) due to a fall in both commuter and non-commuter revenues, reflecting the severe economic condition. On the other hand, operating income increased 1.8% to ¥140.8 billion ($1,183 million) due to a fall in personnel expenses and depreciation costs.

In Station space utilization, segment revenues increased 5.7% to ¥188.9 billion ($1,588 million) and operating income increased 2.9% to ¥13.9 billion ($117 million) because efforts were made to promote a part of the round of *Sunflower Plan* to make effective use of space at or around stations, and to promote association with non-group companies.

In Shopping centers & office buildings, segment revenues decreased 0.0% to ¥85.2 billion ($716 million) as a result that renovation of shopping centers to those closely tied to daily activities and introduction of leading tenants in existing stores were carried out. Operating income increased 12.9% to ¥18.9 billion ($159 million) due to meticulous pursuit of low cost operation.

In Other services, segment revenues increased 1.7% to ¥223.4 billion ($1,877 million) due to further strengthened chain management in hotel operations and sales of condominiums in housing development and sales business. Operating income decreased 18.3% to ¥5.1 billion ($43 million) due to increases in outsource costs and personnel expenses.

Medium-Term Business Plan

JR East created a medium-term business plan called *New Frontier 21* to be implemented for the period from fiscal 2002 (the year ending March 31, 2002) to fiscal 2006, which was announced on November 29, 2000. In this plan, the JR East Group clearly presented its vision of the Companies as a "Trusted Life-Style Service Creating Group," that is, a group creating reliable life-style services worthy of trust by customers through corporate activities that are open to the world.

This challenge will be approached through management policies based on five visions: 1. creating customer value and pursuing customer satisfaction; 2. innovation of business through the creation of technologies; 3. harmony with society and coexistence with the environment; 4. creating motivation and vitality; 5. raising shareholder values.

We have set five numerical goals. The following revisions have been made with regard to consolidated free cash flows and the reduction of JR East's nonconsolidated total long-term debt. The changes reflect the use of transfer profit from the sale of shares in Japan Telecom Co., Ltd. in October 2001 in response to a take-over bid by Vodafone International Holding BV,

	(Reference) Fiscal 2001 Actual	Fiscal 2006 Target	
		Initial Plan	Adjusted
Consolidated Free Cash Flows	¥189.1 billion	¥180 billion	¥200 billion
Consolidated ROE (return on average equity)	7.8%	10.0%	10.0%
Consolidated ROA (ratio of operating income to average assets)	4.4%	5.5%	5.5%
Nonconsolidated total long-term debt	Balance at end of fiscal 2001: ¥4,537.5 billion	¥500 billion reduction over 5 years	¥750 billion reduction over 5 years (¥500 billion reduction achieved in 3 years)
Number of employees of JR East (parent company)	75,380 at start of fiscal 2002	Reduction of 10,000 employees over 5 years	Reduction of 10,000 employees over 5 years

and an improvement in financial efficiency thanks to the introduction of a cash management system (CMS) in the current year.

An amendment law exempting the three JR companies in Honshu (main land Japan) including JR East from the provisions of the JR Law took effect on December 1, 2001. The only task now remaining before full privatization is the sale of Japan Railway Construction Public Corporation's 12.5% shareholding (500 thousand shares) in JR East. We will continue to move steadily toward the goal of full privatization, which is now within reach, so that we can respond to the expectations of shareholders and investors by realizing the targets set down in the *New Frontier 21*. We look forward to the continuing support and understanding of all concerned.

December 2001



Mutsutake Otsuka
President and CEO

Full Privatization

Ever since the establishment of JR East, the entire organization has been united in a determined effort to realize the vision of the Japanese National Railways reforms, which was to establish an independent and autonomous management based on the principle of self-responsibility. We are now within reach of the ultimate goal of the reform process: full privatization.

Under the new amendment law which took effect December 1, 2001, the three JR companies in Honshu (JR East, Central Japan Railway Company and West Japan Railway Company) are no longer subject to the Law Concerning Passenger Railway Companies and the Japan Freight Railway Company (the JR Law). This will substantially enhance the degree of freedom of management in such areas as fund raising and asset disposal.

The only step remaining before JR East as it seeks to become a pure private-sector company is the sale of Japan Railway Construction Public Corporation's 12.5% shareholding (500 thousand shares) in JR East. The timetable for the sale has yet to be determined, since it will be necessary to take into account such factors as the state of the stock market, the price of JR East shares, and trends in the Japanese economy.

Full privatization will allow us to manage our business activities with greater speed and flexibility. While fully understanding that even more independent management will become necessary, JR East will implement steadily and surely the medium-term business plan, and will further strengthen its management base to meet the expectations of shareholders and investors.

Suica: Automatic Fare Collecting System Using IC Cards

On November 18, 2001, JR East introduced a new automatic fare collecting system using a contactless IC card, *Suica (Super Urban Intelligent Card)* at 424 stations in the Tokyo Metropolitan Area. This system enables smooth passage through the gate merely by touching the automatic fare collecting machine lightly with the *Suica* card, and it settles fare payment automatically by unifying commuter pass and prepaid card functions. Passengers are therefore able to go through smoothly without tickets or additional cash for ticket purchases.

JR East plans to extend *Suica* to the Shinkansen lines and areas outside of the Tokyo Metropolitan Area, and to use the system jointly with other railway companies. Other options under consideration include the integration of *Suica* with JR East's credit card, *View Card*, and the addition of electronic money functions. This would allow the card to be used for various other purposes, such as shopping at stations and shopping centers. We are also studying a system that will allow customers to book and pay for reserved seats via *Suica* IC chips in mobile telephones. This system would virtually eliminate the need for human intervention, including on-train ticket checks by conductors.

Station Renaissance

Over 16 million passengers move through our stations each day. Under the *Station Renaissance* scheme, we aim to create new station environments for the 21st century. Starting from zero, we will optimize business layouts in our stations based on the perspectives of passenger satisfaction and group value maximization.

We will take various steps to make our stations more convenient for passengers, including the aggressive introduction of barrier-free designs, and the deployment of additional service managers. We will also continue to implement the existing *Sunflower Plan*, under which we have reviewed existing facilities with the aim of securing space for business activities. At the same time, we will implement the *Cosmos Plan*, the aim of which is to create business space through artificial ground development and other large-scale projects, especially at terminal stations in the Tokyo Metropolitan Area. Through these initiatives, we will work to realize the full potential of stations as business assets.

In February 2002, as the first project of *Cosmos Plan*, Ueno station (Tokyo) will be newly reborn.

EAST JAPAN RAILWAY COMPANY AND SUBSIDIARIES
September 30, 2000 and 2001

	Millions of Yen		Millions of U.S. Dollars (Note 1)
	2000	2001	2001
Assets			
Current Assets:			
Cash and cash equivalents (Note 2)	¥ 231,951	¥ 229,859	$ 1,932
Receivables:			
Accounts receivable – trade and other receivables	133,800	139,263	1,170
Allowance for doubtful accounts	(778)	(962)	(8)
	133,022	138,301	1,162
Inventories	38,096	41,881	352
Real estate for sale (Note 3)	33,574	24,180	203
Deferred income taxes	31,804	40,525	341
Other current assets	34,204	36,322	305
Total current assets	502,651	511,068	4,295
Investments:			
Unconsolidated subsidiaries and affiliated companies	133,073	139,012	1,168
Other	153,393	93,502	786
	286,466	232,514	1,954
Property, Plant and Equipment:			
Buildings and fixtures	6,420,499	6,479,613	54,451
Machinery, rolling stock and vehicles	2,074,545	2,110,037	17,731
Land	2,275,796	2,258,204	18,977
Construction in progress	118,070	117,625	988
Other	128,360	124,715	1,048
	11,017,270	11,090,194	93,195
Less accumulated depreciation	4,799,387	4,974,376	41,802
Net property, plant and equipment	6,217,883	6,115,818	51,393
Other Assets:			
Long-term deferred income taxes	47,406	94,287	792
Other	147,140	134,591	1,131
	194,546	228,878	1,923
	¥ 7,201,546	¥ 7,088,278	$59,565

See accompanying notes.

	Millions of Yen		Millions of U.S. Dollars (Note 1)
	2000	**2001**	**2001**
Liabilities and Shareholders' Equity			
Current Liabilities:			
Short-term bank loans	¥ 12,720	¥ 1,186	$ 10
Current portion of long-term debt	225,004	200,339	1,684
Current portion of long-term liabilities incurred for purchase of railway facilities	108,643	111,858	940
Prepaid railway fares received	116,588	113,895	957
Payables	377,353	366,760	3,082
Accrued income taxes	56,474	50,137	421
Accrued expenses and other current liabilities	173,335	190,479	1,601
Total current liabilities	1,070,117	1,034,654	8,695
Long-Term Debt	2,058,212	2,023,047	17,000
Long-Term Liabilities Incurred for Purchase of Railway Facilities	2,350,078	2,238,260	18,809
Accrued Severance and Retirement Benefits	465,250	511,874	4,301
Deposits Received for Guarantees	253,054	237,667	1,997
Long-Term Deferred Tax Liabilities	3,499	3,275	28
Other Long-Term Liabilities	72,640	83,586	702
Consolidation Difference	441	757	6
Minority Interests	26,188	29,209	246
Contingent Liabilities (Note 5)			
Shareholders' Equity:			
Common stock, ¥50,000 par value:			
Authorized – 16,000,000 shares;			
Issued and outstanding – 4,000,000 shares	200,000	200,000	1,681
Additional paid-in capital	96,600	96,600	812
Retained earnings	605,467	646,389	5,432
Net unrealized holding losses on securities	—	(17,040)	(144)
Total shareholders' equity	902,067	925,949	7,781
	¥7,201,546	¥7,088,278	$59,565

EAST JAPAN RAILWAY COMPANY AND SUBSIDIARIES
Six months ended September 30, 2000 and 2001

	Millions of Yen		Millions of U.S. Dollars (Note 1)
	2000	2001	2001
Operating Revenues	¥1,260,174	¥1,261,555	$ 10,601
Operating Expenses	1,085,703	1,083,036	9,101
Operating Income	174,471	178,519	1,500
Other Income (Expenses):			
Interest expense	(104,561)	(95,959)	(806)
Interest and dividend income	1,598	1,031	9
Other, net (Notes 1 and 3)	(4,087)	(31,800)	(268)
	(107,050)	(126,728)	(1,065)
Income Before Income Taxes	67,421	51,791	435
Income Taxes:			
Current	56,964	50,080	421
Deferred	(28,140)	(28,549)	(240)
Minority Interests in Net Income of Consolidated Subsidiaries	924	848	7
Net Income	¥ 37,673	¥ 29,412	$ 247

	Yen		U.S. Dollars (Note 1)
Net Income per Share of Common Stock (Note 4)	¥ 9,418	¥ 7,353	$ 62

See accompanying notes.

EAST JAPAN RAILWAY COMPANY AND SUBSIDIARIES Six months ended September 30, 2000	Number of Shares of Common Stock (Thousands)	Millions of Yen		
		Common Stock	Additional Paid-in Capital	Retained Earnings
Balance at March 31, 2000	4,000	¥200,000	¥96,600	¥559,801
Effect of changing from an equity method affiliated company to a subsidiary				941
Increase due to capital increase of an equity method affiliated company				18,529
Net income				37,673
Cash dividends (¥2,500 per share)				(10,000)
Bonuses to directors and corporate auditors				(536)
Effect of changing from an equity method affiliated company to a subsidiary				(941)
Balance at September 30, 2000	4,000	¥200,000	¥96,600	¥605,467

EAST JAPAN RAILWAY COMPANY AND SUBSIDIARIES Six months ended September 30, 2001	Number of Shares of Common Stock (Thousands)	Millions of Yen			
		Common Stock	Additional Paid-in Capital	Retained Earnings	Net Unrealized Holding Losses on Securities
Balance at March 31, 2001	4,000	¥200,000	¥96,600	¥626,968	¥ —
Increase due to addition of an equity method affiliated company				268	
Net income				29,412	
Cash dividends (¥2,500 per share)				(10,000)	
Bonuses to directors and corporate auditors				(176)	
Decrease due to addition of consolidated subsidiaries, and other				(83)	
Adoption of new accounting standard for financial instruments (Note 1)					(17,040)
Balance at September 30, 2001	4,000	¥200,000	¥96,600	¥646,389	¥(17,040)

	Millions of U.S. Dollars (Note 1)			
	Common Stock	Additional Paid-in Capital	Retained Earnings	Net Unrealized Holding Losses on Securities
Balance at March 31, 2001	$1,681	$812	$5,269	$ —
Increase due to addition of an equity method affiliated company			2	
Net income			247	
Cash dividends ($21.01 per share)			(84)	
Bonuses to directors and corporate auditors			(1)	
Decrease due to addition of consolidated subsidiaries, and other			(1)	
Adoption of new accounting standard for financial instruments (Note 1)				(144)
Balance at September 30, 2001	$1,681	$812	$5,432	$(144)

See accompanying notes.

Consolidated Semi-Annual Statements of Cash Flows (Unaudited)

EAST JAPAN RAILWAY COMPANY AND SUBSIDIARIES
Six months ended September 30, 2000 and 2001

	Millions of Yen		Millions of U.S. Dollars (Note 1)
	2000	2001	2001
Cash Flows from Operating Activities:			
Income before income taxes	¥ 67,421	¥ 51,791	$ 435
Depreciation	160,733	157,691	1,325
Amortization of long-term prepaid expense	9,711	9,761	82
Increase in accrued severance and retirement benefits	22,946	28,602	240
Interest and dividend income	(1,598)	(1,031)	(9)
Interest expense	104,561	95,959	806
Construction grants received	(59,043)	(6,789)	(57)
Devaluation loss on investment securities	—	38,640	325
Loss from disposition and provision for cost reduction of fixed assets	65,084	13,805	116
Decrease in major receivables	7,007	25,218	212
Decrease in major payables	(1,034)	(23,159)	(195)
Other	10,058	(5,117)	(42)
Sub-total	385,846	385,371	3,238
Proceeds from interest and dividends	1,998	1,448	12
Payments of interest	(102,580)	(93,505)	(785)
Payments of income taxes	(64,798)	(56,140)	(472)
Net cash provided by operating activities	220,466	237,174	1,993
Cash Flows from Investing Activities:			
Payments for purchases of fixed assets	(176,681)	(166,423)	(1,399)
Proceeds from sales of fixed assets	5,586	2,190	18
Proceeds from construction grants	25,742	36,724	309
Payments for purchases of investments in securities	(5,254)	(2,405)	(20)
Other	8,375	2,308	20
Net cash used in investing activities	(142,232)	(127,606)	(1,072)
Cash Flows from Financing Activities:			
Proceeds from long-term loans	57,000	35,538	299
Payments of long-term loans	(96,438)	(121,461)	(1,021)
Proceeds from issues of bonds	50,000	—	—
Payments for redemption of bonds	(47,010)	—	—
Payments of liabilities incurred for purchase of railway facilities	(40,302)	(42,123)	(354)
Cash dividends paid	(10,000)	(10,000)	(84)
Other	(15,308)	(25,781)	(217)
Net cash used in financing activities	(102,058)	(163,827)	(1,377)
Net Decrease in Cash and Cash Equivalents	(23,824)	(54,259)	(456)
Cash and Cash Equivalents at Beginning of the Period	255,775	283,817	2,385
Increase due to Addition of Consolidated Subsidiaries, and Other	—	301	3
Cash and Cash Equivalents at End of the Period	¥231,951	¥229,859	$1,932

See accompanying notes.

1. Significant Accounting Policies

Basis of presentation of financial statements

The accompanying consolidated semi-annual financial statements should be read in conjunction with the financial statements and related notes included in the Annual Report of EAST JAPAN RAILWAY COMPANY (the "Company") for the year ended March 31, 2001.

The Company, a Japanese Corporation, and its consolidated subsidiaries maintain their accounting records in Japanese yen. The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Japan and Railway Business Accounting Regulations, and are based on the financial statements prepared in Japanese yen and for Securities and Exchange Law of Japan purposes, which are different from the accounting and disclosure requirements of International Accounting Standards.

The financial statements are stated in Japanese yen. The translations of the Japanese yen amounts into U.S. dollars are included solely for convenience of readers, using the prevailing exchange rate at September 30, 2001, which was ¥119 to U.S.$1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

Consolidated subsidiaries and equity method affiliated companies

The consolidated financial statements of the Company include the accounts of all significant subsidiaries (together the "Companies").

For the interim period ended September 30, 2001, 98 subsidiaries were consolidated. For the year ended March 31, 2001, 97 subsidiaries were consolidated. Two subsidiaries increased in the period ended September 30, 2001 because of investment and split-off. On the other hand, one subsidiary decreased because of liquidation.

Investments in Japan Telecom Co., Ltd., J-Phone East Co., Ltd. and Central Security Patrols Co., Ltd. are accounted for by the equity method. The Company started to apply the equity method to the investment in Central Security Patrols Co., Ltd. from this interim period due to its increased significance in the aggregate.

Securities

Beginning with the year ended March 31, 2001, the Companies adopted the new Japanese Accounting Standard for Financial Instruments.

(1) Trading securities are stated at fair market value. The Companies had no trading securities through the interim periods ended September 30, 2000 and 2001.

(2) Held-to-maturity debt securities are stated at amortized cost.

(3) Equity securities issued by subsidiaries and affiliated companies which are not consolidated or accounted for using the equity method are mainly stated at moving average cost.

(4) Available-for-sale securities were mainly stated at moving average cost in the year ended March 31, 2001. Beginning with the interim period ended September 30, 2001, available-for-sale securities are stated as follows:

① Available-for-sale securities with market value
Available-for-sale securities for which market quotations are available are stated at fair market value as of September 30, 2001. Net unrealized gains or losses on these securities are reported as a separate item in shareholders' equity at an amount net of applicable income taxes and minority interests. The cost of sales of such securities is determined mainly by the moving average method.

As a result, the balances of securities decreased by ¥29,677 million ($249 million), deferred income taxes increased by ¥12,881 million ($108 million) and minority interest increased by ¥245 million ($2 million) as well as unrealized holding losses on securities of ¥17,040 million ($144 million) were recorded in shareholders' equity.

② Available-for-sale securities without market value
Available-for-sale securities for which market quotations are not available are mainly stated at moving average cost.

If there are significant declines in the market values of held-to-maturity debt securities, equity securities issued by subsidiaries and affiliated companies which are not consolidated or accounted for using the equity method or available-for-sale securities, the market values of said securities are shown in the balance sheet, and the difference between the market value and the original book value is recognized as a loss in the period. Losses in the interim period ended September 30, 2001 amounted to ¥38,640 million ($325 million).

Property, plant and equipment

Property, plant and equipment are substantially stated at cost. To comply with the regulations, contributions received in connection with construction of certain railway improvements are deducted from the cost of acquired assets. Depreciation is determined primarily by the declining balance method based on the estimated useful lives of the assets as prescribed by the Japanese Tax Law.

Regarding the replacement method for certain fixtures, the initial acquisition costs are depreciated to

50% of the costs under the condition that subsequent replacement costs are charged to income.

The range of useful lives is mainly as follows:

Buildings	3 to 50 years
Fixtures	3 to 60 years
Rolling stock and vehicles	3 to 20 years
Machinery	3 to 20 years

Payment for transfer to Welfare Pension (national pension)

In accordance with the enforcement of revision of the Welfare Pension Law and the related regulations in 1996 (1996 Law No. 82), a shortage of the assets to be transferred to the Welfare Pension from Japan Railways Group Mutual Aid Association was shared by Japanese National Railways Settlement Corporation and JR Companies. The portion shared by the Company amounting to ¥77,566 million was paid in a lump sum. This is accounted for as a long-term prepaid expense included in the other item of other assets on the balance sheet and is charged to income for five years from the year ended March 31, 1998 on a straight-line basis. The balance of long-term prepaid expense at September 30, 2001 amounted to ¥7,757 million ($65 million).

Allowance for doubtful accounts

In general, the Companies provide the allowance based on the past loan loss experience for a certain reference period. Furthermore, for receivables with financial difficulty which could affect the debtors' ability to perform their obligations, the allowance is provided for estimated unrecoverable amounts individually.

Accounting for retirement benefits

Almost all employees of the Companies are generally entitled to receive lump-sum severance and retirement benefits (some subsidiaries have adopted a pension plan of their own).The amounts of the severance and retirement benefits are determined by the length of service and basic salary at the time of severance or retirement of the employees.

The new Japanese Accounting Standard for Retirement Benefits has been operative beginning with the year ended March 31, 2001. The Companies accrue liabilities for post-employment benefits as of the end of the interim period in an amount calculated based on the actuarial present value of all post-employment benefits attributed to employee services rendered prior to the year-end date, and plan assets at that date.

The unrecognized transition obligation is mainly charged to income over 10 years from the year ended March 31, 2001 on a straight-line basis. The balance of unrecognized net transition obligation as of September 30, 2001 is ¥423,212 million ($3,556 million).

The unrecognized prior service cost is amortized by the straight-line method and charged to income over the number of years which does not exceed the average remaining service years of employees at the time when the prior service cost incurred (10 years).

Actuarial gains and losses are recognized in expenses using the straight-line basis over constant years (mainly 10 years) within the average of the estimated remaining service lives commencing with the following year.

Derivative transactions

The Japanese Accounting Standard for Financial Instruments requires companies to state derivative financial instruments at fair value and to recognize changes in the fair value as gains or losses unless derivative financial instruments are used for hedging purposes.

All derivative transactions of the Companies are used for hedging purposes through the interim periods ended September 30, 2000 and 2001, and are accounted for in the following manner:

Regarding forward exchange contracts and foreign currency swap contracts, the hedged foreign currency receivable and payable are recorded using the Japanese yen amount of the contracted forward rate or swap rate, and no gains or losses on the forward exchange contracts or foreign currency swap contracts are recorded.

Regarding interest rate swap contracts, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

2. Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities not exceeding three months at the time of purchase.

3. Real Estate for Sale

Devaluation loss on real estate for sale included in the other, net item of other expenses on the statements of income for the interim periods ended Septembers 30, 2000 and 2001 were ¥6,725 million and ¥4,284 million ($36 million), respectively.

4. Net Income per Share of Common Stock

Net income per share of common stock shown in the consolidated statements of income is computed based on the number of shares of common stock outstanding during each interim period.

5. Contingent Liabilities

The outstanding amounts for which the Company was contingently liable under a cross currency swap agreement at September 30, 2001 was $600 million.

6. Market Value Information for Securities

According to the Japanese Accounting Standard for Financial Instruments, available-for-sale securities with market value are stated at fair market value beginning with the interim period ended September 30, 2001. The unrealized gain or loss is reported, net of applicable income taxes and minority interests, as a separate component of shareholders' equity.

For available-for-sale securities with market value, the amount stated on the balance sheet and market value as of September 30, 2000 were ¥144,966 million and ¥109,270 million, respectively.

Acquisition cost and market value of available-for-sale securities with market value at September 30, 2001 were as follows:

Available-for-sale securities with market value

September 30, 2001	Millions of Yen			Millions of U.S. Dollars		
	Acquisition cost	Amount on balance sheets	Difference	Acquisition cost	Amount on balance sheets	Difference
(1) Equity shares	¥112,698	¥81,958	¥(30,740)	$947	$689	$(258)
(2) Debt securities						
① Government, Municipal bonds, etc.	298	335	37	3	3	0
② Other	2,416	2,301	(115)	20	19	(1)
(3) Other	398	376	(22)	3	3	(0)
Total	¥115,810	¥84,970	¥(30,840)	$973	$714	$(259)

7. Segment Information

The Companies' primary business activities include (1) Transportation, (2) Station space utilization, (3) Shopping centers & office buildings and (4) Other services. A summary of operating revenues and costs and expenses for the interim periods ended September 30, 2000 and 2001 are shown in the table on page 12.

Change in business segmentation

The Company used to classify businesses of the Companies in four business segments, i.e., Transportation, Merchandise sales, Real estate leasing and Other services in order to disclose actual operational diversification concretely and appropriately in accordance with the Japanese standard industrial classification. However, from the interim period ended September 30, 2001, the segmentation was changed to the new four segments, i.e., Transportation, Station space utilization, Shopping centers & office buildings and Other services.

This change was made in order to reflect more appropriately the changes in positioning and actual situation of the Companies' businesses as a whole, at the occasion of a review of the operational management units based on the medium-term business plan which aimed mainly at effective use of management resources of the Companies. The following is segment information by the business segments for the previous consolidated interim period reclassified according to the new business segmentation.

EAST JAPAN RAILWAY COMPANY AND SUBSIDIARIES Six months ended September 30, 2000 and 2001	Millions of Yen					
	Transportation	Station space utilization	Shopping centers & office buildings	Other services	Elimination and/or corporate	Consolidated
2000:						
Operating revenues:						
Outside customers	¥902,471	¥173,622	¥81,598	¥102,483	¥ —	¥1,260,174
Inside group	24,616	5,089	3,632	117,104	(150,441)	—
	927,087	178,711	85,230	219,587	(150,441)	1,260,174
Costs and expenses	788,724	165,188	68,514	213,316	(150,039)	1,085,703
Operating income	¥138,363	¥13,523	¥16,716	¥ 6,271	¥ (402)	¥ 174,471
2001:						
Operating revenues:						
Outside customers	¥898,091	¥183,428	¥81,461	¥ 98,575	¥ —	¥1,261,555
Inside group	25,647	5,515	3,752	124,837	(159,751)	—
	923,738	188,943	85,213	223,412	(159,751)	1,261,555
Costs and expenses	782,904	175,022	66,341	218,288	(159,519)	1,083,036
Operating income	¥140,834	¥ 13,921	¥18,872	¥ 5,124	¥ (232)	¥ 178,519

	Millions of U.S.Dollars					
	Transportation	Station space utilization	Shopping centers & office buildings	Other services	Elimination and/or corporate	Consolidated
2001:						
Operating revenues:						
Outside customers	$7,547	$1,541	$685	$ 828	$ —	$10,601
Inside group	216	47	31	1,049	(1,343)	—
	7,763	1,588	716	1,877	(1,343)	10,601
Costs and expenses	6,580	1,471	557	1,834	(1,341)	9,101
Operating income	$1,183	$ 117	$159	$ 43	$ (2)	$ 1,500

Main businesses of each business segment are as follows:

Transportation: Passenger transportation mainly by passenger railway;

Station space utilization: Retail sales, food and convenience stores, etc., which utilize space at the stations;

Shopping centers & office buildings: Operation of shopping centers other than Station space utilization business, and leasing of office buildings, etc.; and

Other services: Advertising and publicity, hotel operations, wholesales, truck delivery, cleaning, information processing, travel agency, housing development and sales, credit card business and other services.

Geographic segment information is not shown since the Company has no overseas consolidated subsidiaries. Information for overseas sales is not shown due to there being no overseas sales.

8. Subsequent Events

(Interim dividend)

In November 2001, the board of directors of the Company resolved the payment of an interim cash dividend of ¥2,500 ($21) per share, aggregating ¥10,000 million ($84 million).

(Sale of shares held in an affiliated company)

The Companies transferred part of the shares held in an affiliated company by applying for public sale carried out by Vodafone International Holdings BV, details of which are as follows:

(1) The date on which this event occurred
   October 17, 2001 Received the notice of purchase, etc., by the public sale
   October 26, 2001 Settlement of the purchase

(2) Details of this event
   ① The name of the shares in affiliated companies to be transferred
   Common shares of Japan Telecom Co., Ltd.
   ② The number of shares transferred
   278,405 shares (8.7% of the total number of shares issued)
   ③ The transfer price
   ¥125,282 million ($1,053 million) (¥450,000 ($3,782) per share)
   ④ The number of shares held before the transfer
   485,918 shares (15.2% of the total number of shares issued)
   ⑤ The number of shares held after the transfer
   207,513 shares (6.5% of the total number of shares issued)
   ⑥ The transferee
   Vodafone International Holdings BV
   ⑦ The reason for the transfer
   To strengthen the financial position

(3) The effect of this event on the gain or loss
   ¥76,156 million ($640 million) is expected to be accounted in the other, net item of other income as a gain due to transfer of securities for the year ending March 31, 2002. Due to the sales of investment described above, it is expected in the year ending March 31, 2002 that Japan Telecom Co., Ltd. and J-Phone East Co., Ltd. will not be accounted for as equity method affiliated companies as well as that decrease in retained earnings due to exclusion of equity method affiliated companies of ¥51,080 million ($429 million) will be recorded in the consolidated statement of shareholders' equity for the year ending March 31, 2002.

(Debt assumption agreement)

The Company entered into a debt assumption agreement in respect of the following corporate bond to alleviate its future interest burden.

(1) The date of the conclusion of the debt assumption agreement
   December 7, 2001

(2) Details of the bond
   ① Name
   Straight bond No.1 of East Japan Railway Company
   ② Date of the issue
   October 5, 1992
   ③ The interest rate
   5.55% p.a.
   ④ Redemption date
   August 25, 2004
   ⑤ Nominal amount
   ¥100,000 million ($840 million)

(3) Counterparties of the agreement
   The Dai-Ichi Kangyo Bank, Ltd.
   The Fuji Bank, Ltd.
   The Industrial Bank of Japan, Ltd.

(4) The effect of this event on the profit or loss
   The Company estimates that the effect of this debt assumption on its profit or loss for the year ending March 31, 2002 will be a loss of the corporate bond redemption amounting to ¥14,704 million ($124 million) and a decrease in interest expense amounting to ¥1,622 million ($14 million).

EAST JAPAN RAILWAY COMPANY
September 30, 2000 and 2001

	Millions of Yen		Millions of U.S. Dollars (Note 1)
	2000	2001	2001
Assets			
Current Assets:			
Cash and cash equivalents (Note 2)	¥ 126,431	¥ 172,065	$ 1,446
Receivables:			
Accounts receivable – trade and other receivables	103,888	110,131	925
Allowance for doubtful accounts	(650)	(832)	(7)
	103,238	109,299	918
Inventories	17,221	19,790	166
Real estate for sale (Note 3)	30,687	20,068	169
Deferred income taxes	27,314	34,548	290
Other current assets	17,749	20,459	173
Total current assets	322,640	376,229	3,162
Investments:			
Subsidiaries and affiliated companies (Note 6)	152,976	170,611	1,434
Other	142,479	84,927	713
	295,455	255,538	2,147
Property, Plant and Equipment:			
Railway	8,716,826	8,791,709	73,880
Other operations	1,272,108	1,247,373	10,482
Construction in progress	114,596	115,836	973
	10,103,530	10,154,918	85,335
Less accumulated depreciation	4,354,756	4,502,763	37,838
Net property, plant and equipment	5,748,774	5,652,155	47,497
Other Assets:			
Long-term deferred income taxes	41,716	87,232	733
Other	70,561	49,162	413
	112,277	136,394	1,146
	¥ 6,479,146	¥ 6,420,316	$53,952

See accompanying notes.

	Millions of Yen		Millions of U.S. Dollars (Note 1)
	2000	**2001**	**2001**
Liabilities and Shareholders' Equity			
Current Liabilities:			
Current portion of long-term debt	¥ 189,811	¥ 165,833	$ 1,394
Current portion of long-term liabilities incurred for purchase of railway facilities	108,643	111,858	940
Prepaid railway fares received	116,539	113,845	957
Payables	285,104	270,572	2,274
Accrued income taxes	47,746	41,980	353
Accrued expenses and other current liabilities	136,745	190,745	1,602
Total current liabilities	884,588	894,833	7,520
Long-Term Debt	1,932,751	1,913,417	16,079
Long-Term Liabilities Incurred for Purchase of Railway Facilities	2,350,078	2,238,260	18,809
Accrued Severance and Retirement Benefits	439,187	484,807	4,074
Other Long-Term Liabilities	73,889	83,315	700
Contingent Liabilities (Note 5)			
Shareholders' Equity:			
Common stock, ¥50,000 par value:			
Authorized – 16,000,000 shares;			
Issued and outstanding – 4,000,000 shares	200,000	200,000	1,681
Additional paid-in capital	96,600	96,600	812
Legal reserve	20,156	22,174	186
Retained earnings	481,897	505,360	4,247
Net unrealized holding losses on securities	—	(18,450)	(156)
Total shareholders' equity	798,653	805,684	6,770
	¥6,479,146	¥6,420,316	$53,952

EAST JAPAN RAILWAY COMPANY
Six months ended September 30, 1999, 2000 and 2001

	Millions of Yen			Millions of U.S. Dollars (Note 1)
	1999	2000	2001	2001
Operating Revenues	¥949,586	¥953,529	¥954,112	$8,018
Operating Expenses	769,630	794,621	790,997	6,647
Operating Income	179,956	158,908	163,115	1,371
Other Income (Expenses):				
Interest expense	(109,634)	(102,979)	(94,681)	(796)
Interest and dividend income	1,679	1,936	1,964	17
Other, net (Notes 1 and 3)	3,065	(1,802)	(32,648)	(275)
	(104,890)	(102,845)	(125,365)	(1,054)
Income Before Income Taxes	75,066	56,063	37,750	317
Income Taxes:				
Current	44,320	48,409	42,298	355
Deferred	(12,936)	(25,070)	(26,671)	(224)
Net Income	43,682	32,724	22,123	186
Retained Earnings at Beginning of the Period	400,527	460,376	494,428	4,155
Cumulative Effect of Adopting Tax Effect Accounting	21,611	—	—	—
Appropriations:				
Cash dividends (¥2,500 per share)	(10,000)	(10,000)	(10,000)	(84)
Bonuses to directors and corporate auditors	(93)	(185)	(173)	(1)
Transfer to legal reserve	(1,009)	(1,018)	(1,018)	(9)
Retained Earnings at End of the Period	¥454,718	¥481,897	¥505,360	$4,247

	Yen			U.S. Dollars (Note 1)
Net Income per Share of Common Stock (Note 4)	¥ 10,921	¥ 8,181	¥ 5,531	$ 46

See accompanying notes.

1. Significant Accounting Policies

Basis of presentation of financial statements

The accompanying nonconsolidated semi-annual financial statements should be read in conjunction with the financial statements and related notes included in the Annual Report of EAST JAPAN RAILWAY COMPANY (the "Company") for the year ended March 31, 2001.

The Company, a Japanese Corporation, maintains its accounting records in Japanese yen. The accompanying nonconsolidated financial statements are prepared in accordance with accounting principles generally accepted in Japan and Railway Business Accounting Regulations, and are based on the financial statements prepared in Japanese yen and for Securities and Exchange Law of Japan purposes, which are different from the accounting and disclosure requirements of International Accounting Standards.

The financial statements are stated in Japanese yen. The translations of the Japanese yen amounts into U.S. dollars are included solely for convenience of readers, using the prevailing exchange rate at September 30, 2001, which was ¥119 to U.S.$1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

Securities

Beginning with the year ended March 31, 2001, the Company adopted the new Japanese Accounting Standard for Financial Instruments.

(1) Trading securities are stated at fair market value. The Company had no trading securities through the interim periods ended September 30, 2000 and 2001.

(2) Held-to-maturity debt securities are stated at amortized cost.

(3) Equity securities issued by subsidiaries and affiliated companies are stated at moving average cost.

(4) Available-for-sale securities were stated at moving average cost in the year ended March 31, 2001. Beginning with the interim period ended September 30, 2001, available-for-sale securities are stated as follows:

① Available-for-sale securities with market value
Available-for-sale securities for which market quotations are available are stated at fair market value as of September 30, 2001. Net unrealized gains or losses on these securities are reported as a separate item in shareholders' equity at an amount net of applicable income taxes. The cost of sales of such securities is determined by the moving average method.

As a result, investment securities included in the other item of investments on the balance sheets decreased by ¥31,683 million ($267 million) and long-term deferred taxes increased by ¥13,233 million ($111 million) as well as unrealized holding losses on securities of ¥18,450 million ($156 million) were recorded in shareholders' equity.

② Available-for-sale securities without market value
Available-for-sale securities for which market quotations are not available are stated at moving average cost.

If there are significant declines in the market values of held-to-maturity debt securities, equity securities issued by subsidiaries and affiliated companies or available-for-sale securities, the market values of said securities are shown in the balance sheet, and the difference between the market value and the original book value is recognized as a loss in the period. Losses in the interim period ended September 30, 2001 amounted to ¥38,385 million($323 million).

Property, plant and equipment

Property, plant and equipment are substantially stated at cost. To comply with the regulations, contributions received in connection with construction of certain railway improvements are deducted from the cost of acquired assets. Depreciation is determined primarily by the declining balance method based on the estimated useful lives of the assets as prescribed by the Japanese Tax Law.

Regarding the replacement method for certain fixtures, the initial acquisition costs are depreciated to 50% of the costs under the condition that subsequent replacement costs are charged to income.

The range of useful lives is mainly as follows:

Buildings	3 to 50 years
Fixtures	3 to 60 years
Rolling stock and vehicles	3 to 20 years
Machinery	3 to 20 years

Maintenance expenses

In the interim period ended September 30, 1999, with respect to the works that extended beyond September 30, the Company allocated maintenance expenses based on the ratio of the work period within the semi-annual period to the contract work period.

Due to a revision in Accounting Standard for Semi-Annual Financial Statements, maintenance expenses have been charged to income on the actual basis of accounting beginning with the interim period ended September 30, 2000.

Payment for transfer to Welfare Pension (national pension)

In accordance with the enforcement of revision of the Welfare Pension Law and the related regulations in 1996 (1996 Law No. 82), a shortage of the assets to be trans-

ferred to the Welfare Pension from Japan Railways Group Mutual Aid Association was shared by Japanese National Railways Settlement Corporation and JR Companies. The portion shared by the Company amounting to ¥77,566 million was paid in a lump sum. This is accounted for as a long-term prepaid expense included in the other item of other assets on the balance sheets and is charged to income for five years from the year ended March 31, 1998 on a straight-line basis. The balance of long-term prepaid expense at September 30, 2001 amounted to ¥7,757 million ($65 million).

Allowance for doubtful accounts

In general, the Company provides the allowance based on the past loan loss experience for a certain reference period. Furthermore, for receivables with financial difficulty which could affect the debtors' ability to perform their obligations, the allowance is provided for estimated unrecoverable amounts individually.

Accounting for retirement benefits

All employees of the Company are generally entitled to receive lump-sum severance and retirement benefits under an unfunded plan. The amounts of the severance and retirement benefits are determined by the length of service and basic salary at the time of severance or retirement of the employees.

The new Japanese Accounting Standard for Retirement Benefits has been operative beginning with the year ended March 31, 2001. The Company accrues liabilities for post-employment benefits as of the end of the interim period in an amount calculated based on the actuarial present value of all post-employment benefits attributed to employee services rendered prior to the year-end date.

The unrecognized transition obligation is charged to income over 10 years from the year ended March 31, 2001 on a straight-line basis. The balance of unrecognized net transition obligation as of September 30, 2001 is ¥410,790 million ($3,452 million).

The unrecognized prior service cost is amortized by the straight-line method and charged to income over the number of years which does not exceed the average remaining service years of employees at the time when the prior service cost incurred (10 years).

Actuarial gains and losses are recognized in expenses using the straight-line basis over constant years (10 years) within the average of the estimated remaining service lives commencing with the following year.

Derivative transactions

The Japanese Accounting Standard for Financial Instruments requires companies to state derivative financial instruments at fair value and to recognize changes in the fair value as gains or losses unless derivative financial instruments are used for hedging purposes.

The only derivative transaction of the Company is foreign currency swap contracts used for hedging purposes against foreign currency bonds payable through the interim periods ended September 30, 2000 and 2001, and the foreign currency bonds are recorded using the contracted swap rate, and no gains or losses on the swap contract are recognized.

2. Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities not exceeding three months at the time of purchase.

3. Real Estate for Sale

Devaluation loss on real estate for sale included in the other, net item of other expenses on the statements of income and retained earnings for the interim periods ended September 30, 2000 and 2001 were ¥6,725 million and ¥4,284 million ($36 million), respectively.

4. Net Income per Share of Common Stock

Net income per share of common stock shown in the nonconsolidated statements of income and retained earnings is computed based on the number of shares of common stock outstanding during each interim period.

5. Contingent Liabilities

The outstanding amounts for which the Company was contingently liable under a cross currency swap agreement at September 30, 2001 was $600 million.

6. Market Value Information for Securities

Book value and market value for quoted shares of subsidiaries and affiliated companies at September 30, 2000 and 2001 were as follows:

	Millions of Yen		Millions of U.S. Dollars
	2000	2001	2001
Amount on balance sheets	¥ 11,553	¥ 12,334	$ 104
Market value	266,502	160,238	1,347

Net unrealized gains at September 30, 2000 and 2001 were mainly composed of shares of Japan Telecom Co., Ltd., an affiliated company.

Market value information for securities other than the securities mentioned above is presented in the notes to consolidated financial statements.

7. Subsequent Events

(Interim dividend)

In November 2001, the board of directors of the Company resolved the payment of an interim cash dividend of ¥2,500 ($21) per share, aggregating ¥10,000 million ($84 million).

(Sale of shares held in an affiliated company)

The Company transferred part of the shares held in an affiliated company by applying for public sale carried out by Vodafone International Holdings BV, details of which are as follows:

(1) The date on which this event occurred

October 17, 2001 Received the notice of purchase, etc., by the public sale

October 26, 2001 Settlement of the purchase

(2) Details of this event

① The name of the shares in affiliated companies to be transferred
Common shares of Japan Telecom Co., Ltd.

② The number of shares transferred
260,454 shares (8.1% of the total number of shares issued)

③ The transfer price
¥117,204 million ($985 million) (¥450,000 ($3,782) per share)

④ The number of shares held before the transfer
425,118 shares (13.3% of the total number of shares issued)

⑤ The number of shares held after the transfer
164,664 shares (5.2% of the total number of shares issued)

⑥ The transferee
Vodafone International Holdings BV

⑦ The reason for the transfer
To strengthen the financial position

(3) The effect of this event on the gain or loss
¥110,922 million ($932 million) is expected to be accounted in the other, net item of other income as a gain due to transfer of securities for the year ending March 31, 2002.

(Debt assumption agreement)

The Company entered into a debt assumption agreement in respect of the following corporate bond to alleviate its future interest burden.

(1) The date of the conclusion of the debt assumption agreement
December 7, 2001

(2) Details of the bond

① Name
Straight bond No.1 of East Japan Railway Company

② Date of the issue
October 5, 1992

③ The interest rate
5.55% p.a.

④ Redemption date
August 25, 2004

⑤ Nominal amount
¥100,000 million ($840 million)

(3) Counterparties of the agreement
The Dai-Ichi Kangyo Bank, Ltd.
The Fuji Bank, Ltd.
The Industrial Bank of Japan, Ltd.

(4) The effect of this event on the profit or loss
The Company estimates that the effect of this debt assumption on its profit or loss for the year ending March 31, 2002 will be a loss of the corporate bond redemption amounting to ¥14,708 million ($124 million) and a decrease in interest expense amounting to ¥1,622 million ($14 million).

(As of September 30, 2001)

Head Office

2-2, Yoyogi 2-chome, Shibuya-ku, Tokyo 151-8578, Japan
Phone: +81 (3) 5334-1310 Facsimile: +81 (3) 5334-1297

New York Office

One Rockefeller Plaza, New York, N.Y. 10020, U.S.A.
Phone: +1 (212) 332-8686 Facsimile: +1 (212) 332-8690

Paris Office

24-26, rue de la Pépinière, 75008 Paris, France
Phone: +33 (1) 45-22-60-48 Facsimile: +33 (1) 43-87-82-87

Consolidated Operating Revenues

(Six months ended September 30, 2001)


Other services
Shopping centers & office buildings
Station space utilization
8%
6%
15%
Transportation
71%

Internet Addresses of JR East:

http://www.jreast.co.jp

eki-net: http://www.eki-net.com
eki-net Travel (Integrated travel site)
eki-net Shopping (Internet shopping mall)

Ecology: http://www.jreast.co.jp/eco
(*Annual Environmental Report*)

E-mail: ir@jreast.co.jp
bond@jreast.co.jp

Number of Employees:	82,756 (62,460 at parent company) *Excluding employees assigned to other companies and employees on temporary leave
Number of Stations:	1,712 (as of December 1, 2001)
Number of Rolling Stock:	13,348 (as of December 1, 2001)
Average Daily Train Runs:	12,000 (approx. as of December 1, 2001)
Passenger Line Network:	7,538.1 kilometers (as of December 1, 2001)
Passengers Served Daily:	16.1 million
Total Number of Shares Issued:	4,000,000
Paid-in Capital:	¥200,000 million
Number of Shareholders:	300,841
Stock Exchange Listings:	Tokyo, Osaka, Nagoya
Transfer Agent:	The Mitsubishi Trust and Banking Corporation 11-1, Nagatacho 2-chome, Chiyoda-ku Tokyo 100-8212, Japan


Aomori
Hachinohe
Morioka
Akita
Shinjo
Yamagata
Sendai
Niigata
Fukushima
Takasaki
Nagano
Mito
Matsumoto
Narita Airport
Kofu
Tokyo
Shinkansen Bullet Train Network
Through Service
Tokyo Metropolitan Area Network
Intercity and Regional Networks
Other JR Lines

Five Busiest JR East Stations

(avg. embarking passengers daily)

1. Shinjuku 753,791
2. Ikebukuro 570,255
3. Shibuya 428,165
4. Yokohama 385,023
5. Tokyo 372,611

(Year ended March 31, 2001)
The passengers using the stations are about double the number of the embarking passengers.


Omiya
Ikebukuro
Ueno
Shinjuku
Shibuya
Tokyo
Chiba
Hachioji
Yokohama


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JR-EAST